26 June 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier to acquire the public record business of Dolan Media Company

Reed Elsevier Group plc today announced that its global legal division, LexisNexis, has entered into a definitive agreement to buy the public records business of Dolan Media Company.  Dolan Media is a leading provider of US electronic public records information, including bankruptcies, civil judgements, federal and state tax liens and eviction notices. It specialises in large scale and rapid gathering of public records data.

The business will be integrated within the LexisNexis Risk Management operation, part of the Corporate and Federal Markets Division.  Dolan Media’s public records business is based in Minneapolis, Minnesota and has 180 employees.  In the 12 months ended 31 March 2003 the public records business reported revenues of $44 million.

Bill Pardue, CEO of the Corporate and Federal Markets Division of LexisNexis commented: “The Dolan public records business will fit well with LexisNexis’ broad public records content, industry focused solutions and risk scoring technology.  This acquisition will expand further the capabilities of LexisNexis in the strongly growing risk management market.”